UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_________________

InsPro Technologies Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45778T 101

(CUSIP Number)

_________________

Adam Elster

Chief Executive Officer

Majesco

412 Mount Kemble Ave, Suite 110C

Morristown, NJ 07960

Telephone: (973) 461-5200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________

Copy to:

Valérie Demont, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza, 39th Floor

New York, NY 10112

Telephone: (212) 653-8700

_________________

January 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56068V102

1	NAMES OF REPORTING PERSONS Majesco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,190,594 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,190,594 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,190,594 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.71% (1)(2)
14	TYPE OF REPORTING PERSON CO

(1) Includes shares of common stock issued and outstanding and shares of common stock issuable upon conversion of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, each at par value $0.001 per share.

(2) Percentage is based upon a fully-diluted and fully-converted basis and is adjusted to reflect the conversion of 900,000 shares of Series A Preferred Stock into common stock on January 30, 2020.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Majesco that it is the beneficial owner of any of the securities of InsPro Technologies Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, each at par value $0.001 per share (the “Issuer Securities”), of InsPro Technologies Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1510 Chester Pike, Suite 400, Eddystone, Pennsylvania 19022.

Item 2. Identity and Background

(a) The name of the person filing this statement is Majesco, a California corporation (the “Reporting Person”).

(b) The address of the principal executive offices and the telephone number of the Reporting Person and each person listed in Section 1 of Schedule A is 412 Mount Kemble Ave, Suite 110C, Morristown, NJ 07960; (973) 461-5200.

(c) The Reporting Person is a global leader of cloud insurance software solutions for insurance business transformation. The Reporting Person offers (i) cloud-based core insurance platforms, along with distribution management and data and analytics solutions; and (ii) a cloud-native, digital engagement and microservices platform-as-a-service, to Property & Casualty/General Insurance, and Life, Annuities, Pensions and Group/ Voluntary Benefits providers.

(d) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Majesco is a California corporation.  Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of each Reporting Person’s directors and executive officers.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person did not expend any funds to acquire beneficial ownership of the Issuer Securities upon the execution of the Voting Agreements (as defined in Item 4).  The Reporting Person acquired no Issuer Securities pursuant to the Voting Agreements and the Reporting Person made no payments, and will not make any payments, to the Stockholders (as defined in Item 4) in connection with the Voting Agreements.

Item 4. Purpose of Transaction

This statement is being filed in connection with the Voting Agreements by and among the Reporting Person, Majesco Merger Sub, Inc ., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of the Reporting Person, and certain stockholders of the Issuer (the “Stockholders”), dated as of January 30, 2020 (collectively, the “Voting Agreements”). The Voting Agreements were entered into as a condition to the willingness of Majesco and Merger Sub to enter into the Merger Agreement (as defined below) and to increase the likelihood that the Merger Agreement is adopted by the Issuer’s stockholders. The terms of the Voting Agreements apply to the shares of Issuer Securities owned or controlled by the Stockholders (the “Subject Shares”), which Subject Shares, as of the date of the Voting Agreements, are further described in Item 5 below.

Merger Agreement

On January 30, 2020, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement ”) with the Issuer and Merger Sub.

The Merger Agreement provides, among other things, for Merger Sub to be merged with and into the Issuer (the “Merger”), with the separate corporate existence of Merger Sub ceasing and the Issuer continuing as the surviving corporation in the Merger (the “Surviving Corporation ”). At the effective time of the Merger (the “Effective Time”):

(i) each share of the Issuer’s common stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined herein)) shall be cancelled and extinguished and shall be converted into the right to receive the applicable Per Share Common Merger Consideration (as defined in the Merger Agreement) payable with respect thereto;

(ii) each share of the of the Issuer’s Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be cancelled and extinguished and shall be converted into the right to receive the applicable Per Share Series A Preferred Merger Consideration (as defined in the Merger Agreement) payable with respect thereto;

(iii) each share of the Issuer’s Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be cancelled and extinguished and shall be converted into the right to receive the applicable Per Share Series B Preferred Merger Consideration (as defined in the Merger Agreement) payable with respect thereto; and

(iv) each share of the Issuer’s Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be cancelled and extinguished and shall be converted into the right to receive the applicable Per Share Series C Preferred Merger Consideration (as defined in the Merger Agreement) payable with respect thereto.

As of the Effective Time, all of the Issuer Securities issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, except, in the case of Issuer Securities that are Dissenting Shares. Each Issuer Security held in the treasury of the Issuer and each Issuer Security owned or held, directly or indirectly, by the Issuer, any of the Issuer’s subsidiaries, the Reporting Person or Merger Sub, in each case, immediately prior to the Effective Time, shall be canceled and retired without any conversion thereof and no payment of cash or any other distribution shall be made with respect thereto. Upon the execution of the Merger Agreement, the Issuer shall use commercially reasonable best efforts to provide that by the closing of the Merger (the “Closing”), all outstanding Options (as defined in the Merger Agreement) and warrants shall cease to be exercisable and, effective as of the Effective Time, shall automatically be terminated and retired without any further action of the Issuer or the Reporting Person, and each holder of any such Option or warrant shall cease to have any right with respect thereto, except as hereinafter provided. Each Option and warrant, to the extent unexercised as of the Effective Time, shall, subject to the conditions set forth in the Merger Agreement, thereafter no longer be exercisable but shall be converted into the right to receive from the Surviving Corporation in cancellation and settlement therefor the Option and Warrant Merger Consideration (as defined in the Merger Agreement).

Any Issuer Security that is outstanding immediately prior to the Effective Time and that is held by a Stockholder who shall have not voted in favor of the Merger or consented thereto in writing and who shall have properly demanded appraisal for such Issuer Security in accordance with the terms and conditions of Section 262 of the Delaware General Corporation Law (the “DGCL”) (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the applicable portion of the Merger Consideration (as defined in the Merger Agreement). Such Stockholder shall instead be entitled to receive payment of the appraised value of such Issuer Security in accordance with the provisions of Section 262 of the DGCL, except that any Dissenting Share held by a Stockholder who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost his, her or its rights to appraisal of such Issuer Security under Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the applicable portion of the Merger Consideration.

In addition, the Merger is subject to other closing conditions, including, among others, (i) the absence of any law, judgment, ruling or other legal restraint restricting, preventing or prohibiting the consummation of the Merger, (ii) the opinion of the Fairness Advisor (as defined in the Merger Agreement) shall not have been withdrawn, revoked or modified as of the Closing, and (iii) all required third party consents including, but not limited to, the adoption and approval of the Merger Agreement by the Issuer’s stockholders and by Merger Sub’s stockholder shall have been obtained. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct in all material respects, the other party having performed in all material respects its obligations under the Merger Agreement and the other party not having suffered a Material Adverse Effect (as defined in the Merger Agreement), in each case as set forth in the Merger Agreement.

At the Effective Time, the common stock of the Issuer shall cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Upon consummation of the Merger, the directors and officers of the Surviving Corporation shall be as set forth in the Merger Agreement.

Upon consummation of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation will be in the forms attached as exhibits to the Merger Agreement.

The description of the Merger Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1, and is incorporated herein by reference.

Voting Agreements

Pursuant to the Voting Agreements, the Stockholders agreed during the term of the Voting Agreements to vote (or cause to be voted) all of the Subject Shares in favor of the adoption of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement. At any meeting of stockholders of the Issuer or at any adjournment thereof or in any other circumstances upon which their vote or other approval is sought, the Stockholders agreed to vote (or cause to be voted) all of the Subject Shares in favor of any other matter necessary to the consummation of the Merger and the other transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Issuer.

At any meeting of stockholders of the Issuer at which such matters are considered and at every adjournment or postponement thereof, or in any other circumstances upon which their vote or other approval is sought, the Stockholders agreed to vote (or cause to be voted) all of the subject Shares against (1) any Acquisition Proposal (as defined in the Voting Agreement) or any action which is a component of any Acquisition Proposal, (2) the adoption of any transaction agreement related to an Acquisition Proposal, (3) any other action that would in any manner (A) prevent, impede, frustrate or nullify any provision of the Merger Agreement, (B) amend the Charter Documents (as defined in the Merger Agreement) of the Issuer or change the voting rights of any class of capital stock of the Issuer or (C) otherwise interfere with or delay the Merger or the other transactions contemplated by the Merger Agreement.

In the event of a Company Board Recommendation Change (as defined in the Merger Agreement) relating to a Superior Proposal (as defined in the Merger Agreement) made in compliance with the Merger Agreement, solely in connection with a vote that is subject to the first paragraph under Voting Agreements above:

(i) the number of Subject Shares shall be modified without any further notice or any action by the Issuer or the Stockholders to be only such number that is equal to thirty three percent (33%) of each of the total number of outstanding shares of common stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (the “Lock-Up Subject Shares”), such that the Stockholders shall only be obligated to vote the Lock-Up Subject Shares in the manner set forth in the first paragraph under Voting Agreements above; and

(ii) the Stockholders, in their sole discretion, shall be free to vote or cause to be voted, in person or by proxy, all of the remaining shares in excess of the Lock-Up Subject Shares in any manner they may choose.

Each Stockholder also irrevocably and unconditionally waived, and agreed not to exercise, assert or perfect, any rights of dissent and appraisal under Section 262 of the DGCL to the extent such Stockholder is entitled to such rights under such Section 262.

Pursuant to the terms of the Voting Agreements, the Stockholders have agreed not to directly or indirectly (i) sell, assign, transfer dispose of, pledge or otherwise subject to a Lien (as defined in the Merger Agreement), any of the Subject Shares, (ii) deposit any of the Subject Shares in a voting trust, grant any proxies with respect to the Subject Shares or grant any power of attorney with respect to the Subject Shares, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer, disposition, pledge or other Lien of any Subject Shares, (iv) take any action that would make any representation or warranty of the Stockholders contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholders from performing their obligations thereunder or (v) otherwise agree to do any of the foregoing clauses (i) through (iv); provided, however, the Stockholders may transfer the Subject Shares in connection with any estate planning or charitable giving, so long as any such Subject Shares and the record or beneficial owner continue to be bound after such transfer or distribution in all respects by the terms of the Voting Agreements.

The Stockholders also agreed that all Issuer Securities or other equity interests in the Issuer that the Stockholders purchase or otherwise acquire the right to vote after the execution of the Voting Agreements and during the term of the Voting Agreements will be subject to the terms of the Voting Agreements and will constitute Subject Shares for all purposes of thereof.

The Voting Agreements will terminate upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

The description of the Voting Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is attached hereto as Exhibit 2, and is incorporated herein by reference

Other than as set forth in this Statement, the Voting Agreements or the Merger Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A, has any plans or proposals which relate to or would result in any of the matters listed in Items 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer

(a) Other than the Subject Shares, which may be deemed to be beneficially owned in connection with the Voting Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A, have acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially own any securities of the Issuer. As a result of the Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of 30,646,874 shares of common stock, 350,000 shares of Series A Preferred Stock, 4,327,186 shares of Series B Preferred Stock and 1,000,000 shares of Series C Preferred Stock of the Issuer. Following the conversion of 900,000 shares of the Issuer’s Series A Preferred Stock into 18,000,000 shares of the Issuer’s common stock on January 30, 2020, the Reporting Person may be deemed to be the beneficial owner of 72.71% of the issued and outstanding shares of the Issuer’s common stock on a fully-diluted and fully-converted basis, 94.5% of the issued and outstanding shares of the Issuer’s Series A Preferred Stock, 81.5% of the issued and outstanding shares of the Issuer’s Series B Preferred Stock and 80% of the issued and outstanding shares of the Issuer’s Series C Preferred Stock. The Reporting Person is not entitled to any rights as a stockholder of the Issuer as to the Subject Shares, except as expressly provided in the Voting Agreements, and the Reporting Person disclaims all beneficial ownership of the Subject Shares.

(b) Pursuant to the Voting Agreements, the Reporting Person may be deemed to have shared power to vote 30,646,874 shares of common stock, 350,000 shares of Series A Preferred Stock, 4,327,186 shares of Series B Preferred Stock and 1,000,000 shares of Series C Preferred Stock of the Issuer held by the Stockholders. Other than pursuant to the Voting Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A, has the power to vote or direct the vote, or dispose of or direct the disposition of, the Issuer Securities.

(c) Other than the Voting Agreements, the Merger Agreement and the transactions contemplated thereby, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A, has effected any transaction in the Issuer Securities during the past 60 days.

(d) Other than the Stockholders, to the Reporting Person’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or to the Reporting Person’s knowledge, the other persons named in Item 2 with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger, dated January 30, 2020, by and among Majesco, Majesco Merger Sub, Inc. and InsPro Technologies Corporation
2	Form of Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2020	Majesco

	By:	/s/ Adam Elster
Name: Adam Elster
Title: Chief Executive Officer

The following table sets forth the name and present principal occupation or employment of each director and executive officer of the Reporting Person. The present principal employer for each director and executive officer is the Reporting Person with the address set forth in Item 2 above.

Section 1

Board of Directors of Majesco

Name	Present Principal Occupation or Employment	Citizenship
Ketan Mehta	Chairman	United States
Adam Elster	Chief Executive Officer and Director	United States
Earl Gallegos	Director	United States
Rajesh Hukku	Director	United States
Carolyn Johnson	Director	United States
Dr. Arun K. Maheshwari	Director	India
Sudhakar Ram	Director	India
Robert P. Restrepo, Jr.	Director	United States

Executive Officers of Majesco

Name	Present Principal Occupation or Employment	Citizenship
Adam Elster	Chief Executive Officer and Director	United States
Prateek Kumar	Executive Vice President, Americas	United States
Wayne Locke	Chief Financial Officer	United States
James Miller	Chief Revenue Officer	United States
Edward Ossie	Chief Operating Officer	United States
Mallinath Sengupta	Executive Vice President, Global Services & Support	India
Manish D. Shah	President and Chief Product Officer	United States